FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS TO PRESENT AT INVESTOR CONFERENCES IN APRIL

TORONTO, April 8, 2019 - Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, announced today that the company is scheduled to present an update on the company's programs and progress at the following upcoming conferences:

Investor Conferences:

H.C. Wainwright Global Life Sciences Conference

Presenter: Dr. Niclas Stiernholm, Chief Executive Officer

Date and Time: April 9, 2019 at 3:10 p.m. BST

Location: Grosvenor House, London

18th Annual Needham Healthcare Conference

Presenter: Dr. Bob Uger, Chief Scientific Officer

Date and Time: April 10, 2019 at 12:00 p.m. ET

Location: Westin Grand Central Hotel, New York City

A live audio webcast of the H.C. Wainwright Global Life Sciences Conference presentation will be available under the investor relations section of Trillium's website at www.trilliumtherapeutics.com.

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The company's two clinical programs, TTI-621 and TTI-622, target CD47, a "do not eat" signal that cancer cells frequently use to evade the immune system.

Trillium also has a preclinical STING program and a proprietary fluorine-based medicinal chemistry platform that is being used to develop novel compounds directed at undisclosed immuno-oncology targets.

For more information visit: www.trilliumtherapeutics.com

Contact and Investor Relations:

James Parsons

Chief Financial Officer

Trillium Therapeutics Inc.

416-595-0627 x232

james@trilliumtherapeutics.com

Media Relations:

Jessica Tieszen
Canale Communications for Trillium Therapeutics
619-849-5385

jessica@canalecomm.com